Exhibit 99.1

Table of Contents

Letter to Shareholders	2

Management’s Discussion and Analysis	3

Consolidated Financial Statements	22

Notes to the Consolidated Financial Statements	27

Dear fellow shareholders,

The first quarter of 2021 saw gold and silver prices decline by 10% and 7.5% respectively, primarily driven by substantial yield increases in the US Treasury markets and investor conviction in strong economic growth. The resilience of Sprott’s business model was demonstrated during the quarter as we continued to deliver consistently strong results for our shareholders.

Assets Under Management were $17.1 billion as of March 31, 2021 and adjusted base EBITDA for the quarter was $14.6 million ($0.59 per share), up 78% or $6.4 million ($0.26 per share) from the same period last year. This marks the second consecutive quarter that we have posted results surpassing our previous historic quarterly high recorded in the third quarter of 2011. The key driver of this increase was higher management fees due to strong net inflows into our exchange listed products segment, as we recorded $1.1 billion of inflows to the Sprott Physical Silver Trust. We also benefited from higher average AUM in our managed equities segment and increased commission revenues in our brokerage segment on very strong equity origination this quarter.

In April, Sprott announced that it will expand its Physical Trust product suite through an agreement with Uranium Participation Corporation (“UPC”) to form the Sprott Physical Uranium Trust. UPC is one of the few physical uranium vehicles available to investors. We believe our global brand, fund marketing experience, and client base of more than 200,000 investors will improve trading liquidity and grow UPC’s asset base during what we see as the start of a strong market for physical uranium. The transaction, which is subject to shareholder approval, will add approximately $500 million in AUM and is expected to close early in the third quarter. Importantly for Sprott, this is a first step in extending our franchise to other specialty natural resource markets where our investment experience and mineral expertise position us well to capitalize on what we see as substantial growth opportunities. With our unique platform, we can pursue these opportunities from different angles – retail and institutional, physical minerals and equity investments, and public and private investment formats.

Finally, we continue to believe that digital gold will be adopted by the gold sector in the near future via gold “tokenization”. Staying ahead of this evolutionary shift will enable us to preserve our position as a leading global precious metals investment manager as larger players eventually enter the sector. We will keep our shareholders informed of these important developments.

We thank you for your continued support and look forward to seeing you soon.

Peter Grosskopf

Chief Executive Officer

2

Management’s Discussion and Analysis

Three months ended March 31, 2021

3

Forward looking statements

Certain statements in this Management’s Discussion & Analysis (“MD&A”), and in particular the “Business Performance Highlights” section and “Outlook” section, contain forward-looking information and forward-looking statements (collectively referred to herein as the “Forward-Looking Statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our belief that digital gold will be adopted by the gold sector and will provide Sprott with an opportunity to build our business in a new market segment; (ii) our expectation that the next stage of the digital gold will be more focused on building scale and with the involvement of large players in the sector; (iii) the expected benefits of the Uranium Participation Corporation (“UPC”) transaction, including with respect to global profile, trading liquidity and asset base growth during what we believe is the start of a bull market for physical uranium; (iv) the satisfaction of closing conditions for the UPC transaction, including, but not limited to, required shareholder approval and other customary conditions to closing; (v) the ability for us to extend our franchise to other specialty natural resource markets through different angles; (vi) anticipation of strong global precious metals markets and an eventual recovery in mining equities in 2021; (vii) at a consolidated level, the belief that strong global precious metals markets will primarily benefit our exchange listed products, managed equities and brokerage segments, leading to another strong year for Sprott Inc. in terms of continued earnings growth and industry leading operating margins; (viii) expectation of the effects of COVID-19; and (ix) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading “Critical Accounting Estimates, Judgments and Changes in Accounting Policies”. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company’s proprietary investments; (xxvi) risks relating to the Company’s lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) failure to, in a timely manner, or at all, obtain the necessary court and other approvals for the UPC transaction; (xxix) failure to receive any required regulatory, securities commission or stock exchange approvals for the UPC transaction; (xxx) failure to otherwise satisfy the conditions to complete the UPC transaction; (xxxi) the possibility that the UPC board could receive an acquisition proposal and approve a superior proposal; (xxxii) the effect of the announcement of the UPC transaction on UPC’s strategic relationships, operating results and business generally; (xxxiii) significant transaction costs associated with the UPC transaction; (xxxiv) other customary risks associated with transactions of this nature; (xxxv) those risks described under the heading “Risk Factors” in the Company’s annual information form dated February 25, 2021; and (xxxvi) those risks described under the headings “Managing Risk: Financial” and “Managing Risk: Non-Financial” in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management’s discussion and analysis

This MD&A of financial condition and results of operations, dated May 6, 2021, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at March 31, 2021, compared with December 31, 2020, and the consolidated results of operations for the three months ended March 31, 2021, compared with the three months ended March 31, 2020. The board of directors approved this MD&A on May 6, 2021. All note references in this MD&A are to the notes to the Company’s March 31, 2021 interim condensed consolidated financial statements (“interim financial statements”), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

Presentation of financial information

The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency is the U.S. dollar. Accordingly, all dollar references in this MD&A are in U.S. dollars, unless otherwise specified. The use of the term “prior period” refers to the three months ended March 31, 2020.

4

Key performance indicators (non-IFRS financial measures)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators are discussed below:

Assets under management

Assets under management (“AUM”) refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net inflows

Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net sales

Fund sales (net of redemptions), including ‘at-the-market’ transactions and secondary offerings of our physical trusts and new ‘creations’ of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (NOTE: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM (“capital distributions”).

Net fees

Management fees (net of trailer, sub-advisor and placement fees) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses, arise primarily from the transaction based service offerings of our brokerage segment.

Net compensation

Net compensation excludes commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

Total shareholder return

Total shareholder return is the financial gain (loss) that results from a change in the Company’s share price, plus any dividends paid over the period.

Return on capital

Return on capital is calculated as adjusted base EBITDA, plus gain (loss) on investments divided by capital stock plus outstanding loan facility.

5

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company’s underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended
(in thousands $)	Mar. 31, 2021	Mar. 31, 2020
Net income for the periods	3,221	1,062
Adjustments:
Interest expense	350	236
Provision for income taxes	2,711	1,865
Depreciation and amortization	1,117	988
EBITDA	7,399	4,151
Other adjustments:
(Gain) loss on investments (1)	4,652	4,352
Non-cash stock-based compensation	373	98
Other expenses (credits) (2)	4,943	(414)
Adjusted EBITDA	17,367	8,187
Other adjustments:
Carried interest and performance fees	(7,937)	—
less: Carried interest and performance fee payouts	4,580	—
less: Trailer, sub-advisor and placement fees	595	—
Adjusted base EBITDA	14,605	8,187
Operating margin (3)	51%	43%
(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2)	In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes nominal severance and new hire accruals for the 3 months ended (3 months ended March 31, 2020 - $0.7 million) and excludes nominal income attributable to non-controlling interests for the 3 months ended (3 months ended March 31, 2020 - $Nil).
(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization, and excluding income related to legacy balance sheet loans. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

6

Business overview

Our reportable operating segments are as follows:

Exchange listed products

•	The Company’s closed-end physical trusts and exchange traded funds (“ETFs”).

Managed equities

•	The Company’s alternative investment strategies managed in-house and on a sub-advised basis.

Lending

•	The Company’s lending and streaming activities occur through limited partnership vehicles (“lending LPs”).

Brokerage

•	The Company’s regulated broker-dealer activities (equity origination, corporate advisory, sales and trading).

Corporate

•	Provides the Company’s operating segments with capital, balance sheet management and other shared services.

All other segments

•	Contains all non-reportable segments as per IFRS 8, Operating Segments (“IFRS 8”). See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company’s Annual Information Form and Note 2 of the annual financial statements.

7

Outlook

Our businesses

We had a good start to the year and continue to anticipate strong global precious metals markets and an eventual recovery in mining equities in 2021. This will primarily benefit our exchange listed products, managed equities and brokerage segments, resulting in continued earnings growth and industry leading operating margins for our company.

Product and business line expansion

Subsequent to the quarter end, on April 28, the Company entered into a definitive agreement with Uranium Participation Corporation (“UPC”) to form the Sprott Physical Uranium Trust (the “Trust”). Under the agreement, UPC shareholders will receive one unit of the newly formed Trust. As part of the agreement, the Company has agreed to contribute CAD$6.7 million to UPC at closing, approximately CAD$5.3 million termination fee to the former manager, and reimburse UPC up to CAD$1 million in out-of-pocket expenses. This transaction is expected to close early in the third quarter and is subject to regulatory and shareholder approval.

COVID-19 update

Our business continuity plan continues to operate effectively throughout the pandemic. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational.

8

Summary financial information

(In thousands $)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Summary income statements
Management fees	22,452	22,032	19,934	15,825	15,125	10,685	10,577	9,962
Carried interest and performance fees	7,937	10,075	—	—	—	1,811	—	—
less: Carried interest and performance fee payouts	4,580	5,529	—	—	—	86	—	—
less: Trailer, sub-advisor and placement fees	1,120	464	469	411	240	1,045	78	130
Net fees	24,689	26,114	19,465	15,414	14,885	11,365	10,499	9,832
Commissions	12,463	6,761	9,386	6,133	5,179	6,599	6,056	3,293
less: Commission expense	6,179	2,788	3,789	2,377	1,870	2,658	2,654	1,356
Net commissions	6,284	3,973	5,597	3,756	3,309	3,941	3,402	1,937
Finance income (1)	1,248	1,629	757	656	914	2,481	2,561	3,435
Gain (loss) on investments	(4,652)	(3,089)	4,408	8,142	(4,352)	(1,252)	600	(408)
Other income	303	949	914	285	113	364	91	93
Total net revenues	27,872	29,576	31,141	28,253	14,869	16,899	17,153	14,889
Compensation	22,636	20,193	16,280	10,991	10,125	10,269	9,714	7,463
less: Carried interest and performance fee payouts	4,580	5,529	—	—	—	86	—	—
less: Commission expense	6,179	2,788	3,789	2,377	1,870	2,658	2,654	1,356
less: Severance and new hire accruals	44	65	210	358	667	157	168	650
Net compensation	11,833	11,811	12,281	8,256	7,588	7,368	6,892	5,457
Severance and new hire accruals	44	65	210	358	667	157	168	650
Referral fees	253	98	344	161	—	355	86	188
Selling, general and administrative	3,425	2,439	2,523	3,049	3,544	2,986	3,175	3,256
Interest expense	350	331	320	350	236	269	297	226
Depreciation and amortization	1,117	1,023	992	1,049	988	1,254	893	819
Other expenses (credits)	4,918	4,528	4,154	2,893	(1,081)	2,117	(167)	3,051
Total expenses	21,940	20,295	20,824	16,116	11,942	14,506	11,344	13,647

Net income	3,221	6,720	8,704	10,492	1,062	1,445	4,336	1,581
Net Income per share (2)	0.13	0.27	0.36	0.43	0.04	0.06	0.18	0.06
Adjusted base EBITDA	14,605	14,751	12,024	9,204	8,187	7,441	7,612	7,032
Adjusted base EBITDA per share (2)	0.59	0.60	0.49	0.38	0.33	0.31	0.31	0.29
Operating margin	51%	51%	47%	49%	43%	38%	36%	39%

Summary balance sheet
Total assets	356,986	377,348	358,300	338,931	318,318	324,943	325,442	338,530
Total liabilities	67,015	86,365	81,069	70,818	65,945	53,313	51,774	68,008

Total AUM	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831	9,252,515	8,548,982	8,103,723
Average AUM	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781	8,932,651	8,608,001	7,898,334

(1)	Finance income includes: (1) co-investment income from lending LP units; (2) ancillary income earned directly or indirectly from lending activities; and (3) interest income from on-balance sheet loans and brokerage client accounts
(2)	Per share amounts for periods before May 28, 2020 reflect retrospective treatment of the 10:1 share consolidation.

9

Results of operations

AUM summary

AUM was $17.1 billion as at March 31, 2021, down $0.3 billion (2%) from December 31, 2020. On a three months ended basis we experienced market value depreciation that was partially offset by strong inflows into our various fund products. Subsequent to the quarter end, management estimates that consolidated AUM as at May 4, 2021 was $18.2 billion*, up $1.1 billion (7%) from March 31, 2021. The estimated increase in AUM from the quarter-end was primarily due to a combination of precious metals and mining equity valuation recoveries across our various fund products and continued strong inflows into our physical trusts.

3 months results

(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Mar. 31, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	64	(500)	—	4,457	0.35%
- Physical Gold and Silver Trust	4,423	(11)	(408)	—	4,004	0.40%
- Physical Silver Trust	2,408	1,149	(324)	—	3,233	0.45%
- Physical Platinum & Palladium Trust	127	17	9	—	153	0.50%
- Exchange Traded Funds	382	21	(57)	—	346	0.35%
	12,233	1,240	(1,280)	—	12,193	0.39%
Managed equities
- Precious metals strategies	2,479	27	(326)	—	2,180	0.79%
- Other (4)	352	(19)	12	—	345	0.92%
	2,831	8	(314)	—	2,525	0.81%
Lending	999	67	(2)	(103)	961	1.00%
Other (5)	1,327	107	(40)	—	1,394	0.79%
Total (6)	17,390	1,422	(1,636)	(103)	17,073	0.52%

(1)	See ‘Net inflows’ in the key performance indicators (non-IFRS financial measures) section of this MD&A.
(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3)	Management fee rate represents the net amount received by the Company.
(4)	Includes institutional managed accounts.
(5)	Includes Sprott Korea Corp., private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.
(6)	No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

*	Estimated AUM was based on updated May 4th figures for daily priced funds in exchange listed products and managed equities. All other funds remain at their March 31st values.

10

Key revenue lines

Management fees

Management fees were $22.5 million in the quarter, up $7.3 million (48%) from the prior period. Carried interest and performance fees were $7.9 million, up $7.9 million from the prior period. Net fees were $24.7 million in the quarter, up $9.8 million (66%) from the prior period. The revenue increases in the quarter were primarily due to higher average AUM from strong net inflows in our exchange listed products segment. We also benefited from higher average AUM in our managed equities segment.

Commission revenues

Commission revenues were $12.5 million in the quarter, up $7.3 million from the prior period. Net commissions were $6.3 million in the quarter, up $3 million (90%) from the prior period. The increase was due to very strong equity origination in our brokerage segment.

Finance income

Finance income was $1.2 million in the quarter, up $0.3 million (37%) from the prior period. The increase was mainly due to higher interest income from co-investments in our lending segment.

Key expense lines

Compensation

Compensation was $22.6 million in the quarter, up $12.5 million from the prior period. Net compensation was $11.8 million in the quarter, up $4.2 million (56%) from the prior period. The increase in the quarter was primarily due to higher annual incentive compensation (“AIP”) on improved financial performance in the quarter and higher base salaries on new hires. Our compensation ratio (net compensation / net fees & net commissions) for the quarter was 38% compared to 42% in the prior period.

Selling, general & administrative (“SG&A”)

SG&A was $3.4 million in the quarter, down $0.1 million (3%) from the prior period. The decrease in the quarter was the result of lower marketing and sales costs relating to travel restrictions due to COVID-19.

Earnings

Net income was $3.2 million in the quarter, up $2.2 million from the prior period. Adjusted base EBITDA was $14.6 million in the quarter, up $6.4 million (78%) from the prior period. During the quarter, we benefited from increased fees due to strong net inflows in our exchange listed products segment and higher average AUM in our managed equities segment. We also benefited from increased commission revenues in our brokerage segment.

Additional revenues and expenses

Investment losses in the quarter were mainly due to market value depreciation of co-investments and certain equity holdings.

Other income was slightly higher in the quarter due to the consolidation of certain feeder funds.

Referral fees were higher from the prior period due to increased equity origination in our brokerage segment. Interest expense increased in the quarter due to higher outstanding loan balances compared to this time last year.

Amortization of intangibles was flat from the prior period. Depreciation of property was slightly higher from the prior period mainly due to increased depreciation expense related to a new lease.

Other expenses (credits) were higher primarily due to the increase in contingent consideration related to the successfully renegotiated terms and conditions of last year’s acquisition of Tocqueville Asset Management’s gold fund strategies (the “Acquisition”).

Balance sheet

Total assets were $357 million, down $20.4 million (5%) from December 31, 2020. The decrease was primarily due to the decrease in co-investments held by the Company.

Total liabilities were $67 million, down $19.4 million (22%) from December 31, 2020. The decrease was primarily due to lower accrued liabilities on the payment of contingent consideration related to the Acquisition.

Total shareholder’s equity was $290 million, down $1 million from December 31, 2020.

11

Reportable operating segments

Exchange listed products

	3 months ended
(In thousands $)	Mar. 31, 2021	Mar. 31, 2020
Summary income statement
Management fees	11,941	6,872
Other income	1	5
Total revenues	11,942	6,877

Net compensation	1,636	997
Severance and new hire accruals	—	7
Selling, general and administrative	608	607
Interest expense	102	116
Depreciation and amortization	249	233
Other expenses (credits)	28	(1,026)
Total expenses	2,623	934

Income (loss) before income taxes	9,319	5,943
Adjusted base EBITDA	9,711	5,282
Operating margin	80%	75%

Total AUM	12,193,456	6,985,240
Average AUM	12,281,853	7,069,230

3 months ended

Income before income taxes was $9.3 million in the quarter, up $3.4 million (57%) from the prior period. Adjusted base EBITDA was $9.7 million in the quarter, up $4.4 million (84%) from the prior period. Our quarterly results benefited from higher average AUM given strong inflows in our physical trust products (particularly PSLV).

12

Managed equities

	3 months ended
(In thousands $)	Mar. 31, 2021	Mar. 31, 2020
Summary income statement
Management fees	6,031	4,181
Carried interest and performance fees	708	—
less: Carried interest and performance fee payouts	526	—
less: Trailer, sub-advisor and placement fees	324	186
Net fees	5,889	3,995
Loss on investments	(4,504)	(2,700)
Other income	431	71
Total net revenues	1,816	1,366

Net compensation	2,550	1,464
Severance and new hire accruals	30	—
Selling, general and administrative	817	647
Interest expense	180	82
Depreciation and amortization	56	50
Other expenses (credits)	4,785	(1,147)
Total expenses	8,418	1,096

Income (loss) before income taxes	(6,602)	270
Adjusted base EBITDA	2,837	2,053
Operating margin	48%	49%

Total AUM	2,524,563	2,128,134
Average AUM	2,657,003	2,416,764

3 months ended

Loss before income taxes was $6.6 million in the quarter, down $6.9 million from the prior period. Our quarterly results were impacted by unrealized losses on co-investments and higher other expenses from increased contingent consideration related to the Acquisition. During the quarter, the contingent consideration was successfully renegotiated, re-measured and settled as part of the previously announced amendment to the purchase agreement. Adjusted base EBITDA was $2.8 million in the quarter, up $0.8 million (38%) from the prior period. Adjusted base EBITDA benefited from increased management fees on higher average AUM.

13

Lending

	3 months ended
(In thousands $)	Mar. 31, 2021	Mar. 31, 2020
Summary income statement
Management fees	1,798	2,900
Carried interest and performance fees	7,229	—
less: Carried interest and performance fee payouts	4,054	—
less: Trailer, sub-advisor and placement fees	610	8
Net Fees	4,363	2,892
Finance income (1)	1,230	800
Gain (loss) on investments	(686)	1,437
Other income	8	38
Total revenues	4,915	5,167

Net compensation	1,358	1,570
Selling, general and administrative	248	194
Interest expense	7	3
Depreciation and amortization	—	26
Other expenses (credits)	(235)	(2,324)
Total expenses	1,378	(531)

Income (loss) before income taxes	3,537	5,698
Adjusted base EBITDA	1,594	2,038
Operating margin	56%	61%

Total AUM	960,501	839,478
Average AUM	908,120	807,882
(1)	Co-investment income from lending LP units held as part of our co-investment portfolio.

3 months ended

Income before income taxes was $3.5 million in the quarter, down $2.2 million (38%) from the prior period. Adjusted base EBITDA was $1.6 million in the quarter, down $0.4 million (22%) from the prior period. Income before income taxes was impacted by lower management fees, loss on co-investments and lower FX translation gains in the current period. Adjusted base EBITDA was primarily impacted by lower management fees, partially offset by higher finance income from our co-investments.

14

Brokerage

	3 months ended
(In thousands $)	Mar. 31, 2021	Mar. 31, 2020
Summary income statement
Commissions	12,033	4,771
less: Commission expense	5,964	1,870
Net commissions	6,069	2,901
Management fees	1,972	400
Finance income	18	114
Gain (loss) on investments	230	(217)
Other income	37	28
Total net revenues	8,326	3,226

Net compensation	2,359	1,084
Severance and new hire accruals	14	617
Referral fees	253	—
Selling, general and administrative	936	1,186
Interest expense	16	12
Depreciation and amortization	168	130
Other expenses (credits)	86	37
Total expenses	3,832	3,066

Income (loss) before income taxes	4,494	160
Adjusted base EBITDA	4,562	953
Operating margin	56%	26%

3 months ended

Income before income taxes was $4.5 million in the quarter, up $4.3 million from the prior period. Adjusted base EBITDA was $4.6 million in the quarter, up $3.6 million from the prior period. Our quarterly results benefited from very strong equity origination in Canada and increased management fee generation in our U.S. managed accounts.

15

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company’s subsidiaries.

	3 months ended
(In thousands $)	Mar. 31, 2021	Mar. 31, 2020
Summary income statement
Gain (loss) on investments	269	(2,214)
Other income	2	12
Total revenues	271	(2,202)

Net compensation	3,624	2,109
Severance and new hire accruals	—	43
Selling, general and administrative	593	575
Interest expense	45	23
Depreciation and amortization	602	543
Other expenses (credits)	(143)	488
Total expenses	4,721	3,781

Income (loss) before income taxes	(4,450)	(5,983)
Adjusted base EBITDA	(4,114)	(2,555)

3 months ended

•	Investment gains were nominal in the current quarter.

•	Net compensation increased primarily due to temporary timing differences on incentive accruals. On a full year basis, management anticipates net compensation expense being lower in this segment.

•	Other expenses (credits) were primarily due to FX translation movements.

16

Dividends

The following dividends were declared by the Company during the three months ended March 31, 2021:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	0.25	6,426
Dividends (1)			6,426
(1)	Subsequent to quarter-end, on May 6, 2021, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2021. This dividend is payable on June 1, 2021 to shareholders of record at the close of business on May 17, 2021.

Capital stock

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in this MD&A for periods before May 28 reflect retrospective treatment of this share consolidation.

Including the 0.8 million unvested common shares currently held in the EPSP Trust (December 31, 2020 - 0.8 million), total capital stock issued and outstanding was 25.7 million (December 31, 2020 - 25.6 million).

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.13 for the quarter compared to $0.04 in the prior period. Diluted earnings per share was $0.12 in the quarter compared to $0.04 in the prior periods respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 162,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

17

Liquidity and capital resources

As at March 31, 2021, the Company had $22 million (December 31, 2020 - $17 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was primarily to fund the cost of the Acquisition.

The company has access to a credit facility of $70 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at March 31, 2021, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, $70 million revolver with “bullet maturity” December 14, 2025

Interest rate

•	Prime rate + 0 bps or;

•	Banker acceptance rate + 170 bps

Covenant terms

•	Minimum AUM: 70% of AUM on November 13, 2020

•	Debt to EBITDA less than or equal to 2.5:1

•	EBITDA to interest expense more than or equal to 2.5:1

Commitments

Besides the Company’s long-term lease agreements, there are commitments to make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at March 31, 2021, the Company had $10 million in co-investment commitments from the lending segment (December 31, 2020 - $4.6 million).

18

Critical accounting estimates, judgements and changes in accounting policies

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2020 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM, net inflows, and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company’s future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements (“IFRS 10”) and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company’s direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) “kick out rights” available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

19

Managing financial risks

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company’s on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company’s revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. dollar and Canadian dollar. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company’s investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company’s exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $70 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

20

The Company’s exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions (“match funding”) and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.

The Company’s management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company’s AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”)

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company’s annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities law), concluded that the Company’s DC&P and ICFR were properly designed and were operating effectively as at March 31, 2021. In addition, there were no material changes to ICFR during the quarter, and the implementation of our business continuity plan as a result of COVID-19 has not prevented the normal function of our internal controls.

Managing non-financial risks

For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company’s annual report as well as the Annual Information Form available on EDGAR at www.edgar.com and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company’s Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

21

Consolidated Financial Statements

Three months ended March 31, 2021

22

Interim condensed consolidated balance sheets (unaudited)

As at		Mar. 31	Dec. 31
(In thousands of US dollars)		2021	2020

Assets
Current
Cash and cash equivalents		50,629	44,106
Fees receivable		13,537	21,581
Short-term investments	(Notes 3 & 9)	11,001	9,475
Other assets	(Note 5)	12,537	9,196
Income taxes recoverable		147	948
Total current assets		87,851	85,306

Co-investments	(Note 4 & 9)	61,579	82,467
Other assets	(Note 5 & 9)	12,566	16,118
Property and equipment, net		16,118	16,611
Intangible assets	(Note 6)	158,139	155,968
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	1,584	1,729
		269,135	292,042
Total assets		356,986	377,348
Liabilities and shareholders’ equity
Current
Accounts payable and accrued liabilities		11,751	29,702
Compensation payable		16,876	15,192
Income taxes payable		4,667	2,347
Total current liabilities		33,294	47,241
Other accrued liabilities		7,335	17,379
Loan facility	(Note 12)	22,049	16,994
Deferred income taxes	(Note 8)	4,337	4,751
Total liabilities		67,015	86,365
Shareholders’ equity
Capital stock	(Note 7)	421,713	417,758
Contributed surplus	(Note 7)	37,847	43,309
Deficit		(107,689)	(104,484)
Accumulated other comprehensive loss		(61,900)	(65,600)
Total shareholders’ equity		289,971	290,983
Total liabilities and shareholders’ equity		356,986	377,348

Commitments and provisions	(Note 13)

The accompanying notes form part of the consolidated financial statements

“Ron Dewhurst”	“Sharon Ranson, FCPA, FCA”
Director	Director

23

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended
		Mar. 31	Mar. 31
(In thousands of US dollars, except for per share amounts)		2021	2020

Revenues
Management fees		22,452	15,125
Carried interest and performance fees		7,937	—
Commissions		12,463	5,179
Finance income		1,248	914
Gain (loss) on investments	(Note 3, 4 and 5)	(4,652)	(4,352)
Other income	(Note 5)	303	113
Total revenue		39,751	16,979

Expenses
Compensation	(Note 7)	22,636	10,125
Trailer, sub-advisor and placement fees		1,120	240
Selling, general and administrative		3,425	3,544
Referral fees		253	—
Interest expense		350	236
Amortization of intangibles	(Note 6)	230	215
Depreciation of property and equipment		887	773
Other expenses (credits)	(Note 5)	4,918	(1,081)
Total expenses		33,819	14,052
Income before income taxes for the period		5,932	2,927
Provision for income taxes	(Note 8)	2,711	1,865
Net income for the period		3,221	1,062
Net income per share:
Basic(1)	(Note 7)	$0.13	$0.04
Diluted(1)	(Note 7)	$0.12	$0.04

Net income for the period		3,221	1,062
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		3,700	(18,696)
Total other comprehensive income (loss)		3,700	(18,696)
Comprehensive income (loss)		6,921	(17,634)

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

24

Interim condensed consolidated statements of changes in shareholders’ equity (unaudited)

(In thousands of US dollars, other than number of shares)		Number of shares outstanding (1)	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity
At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 7)	(6,400)	(243)	—	—	—	(243)
Issuance of share capital to settle contingent consideration	(Note 7)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 7)	14,322	369	(369)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	3,700	3,700
Stock-based compensation	(Note 7)	—	—	582	—	—	582
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	45,833	796	(796)	—	—	—
Dividends declared	(Note 10)	744	33	—	(6,426)	—	(6,393)
Net income		—	—	—	3,221	—	3,221
Balance, Mar. 31, 2021		24,936,887	421,713	37,847	(107,689)	(61,900)	289,971
At Dec. 31, 2019		24,417,639	407,900	43,160	(108,222)	(71,208)	271,630
Shares acquired for equity incentive plan	(Note 7)	(122,304)	(2,274)	—	—	—	(2,274)
Issuance of share capital on purchase of management contracts		104,720	2,500	—	—	—	2,500
Share-based contingent consideration related to the Acquisition		—	—	4,879	—	—	4,879
Shares released on vesting of equity incentive plan	(Note 7)	15,834	376	(376)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 7)	(102,343)	(1,940)	—	—	—	(1,940)
Foreign currency translation gain (loss)	(Note 7)	—	—	—	—	(18,696)	(18,696)
Stock-based compensation	(Note 7)	—	—	555	—	—	555
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	47,958	938	(938)	—	—	—
Dividends declared		2,271	44	—	(5,387)	—	(5,343)
Net income		—	—	—	1,062	—	1,062
Balance, Mar. 31, 2020		24,363,775	407,544	47,280	(112,547)	(89,904)	252,373
The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

25

Interim condensed consolidated statements of cash flows (unaudited)

	For the three months ended
	Mar. 31	Mar. 31
(In thousands of US dollars)	2021	2020
Operating activities
Net income for the period	3,221	1,062
Add (deduct) non-cash items:
(Gain) Loss on investments	4,652	4,352
Stock-based compensation	582	555
Depreciation and amortization of property, equipment and intangible assets	1,117	988
Deferred income tax expense	(312)	1,104
Current income tax expense	3,023	761
Other items	(378)	(475)
Changes in:
Fees receivable	8,044	(2,977)
Other assets	979	5,659
Accounts payable, accrued liabilities and compensation payable	(2,004)	(4,510)
Cash provided by (used in) operating activities	18,924	6,519
Investing activities
Purchase of investments	(3,129)	(3,809)
Sale of investments	19,199	2,148
Purchase of property and equipment	(212)	(215)
Management contract considerations	(27,000)	(12,500)
Cash provided (used in) investing activities	(11,142)	(14,376)
Financing activities
Acquisition of common shares for equity incentive plan	(243)	(2,274)
Acquisition of common shares under normal course issuer bid	—	(1,940)
Repayment of lease liabilities	(574)	(475)
Contributions from non-controlling interests	351	—
Net advances from loan facility	5,000	4,153
Dividends paid	(6,393)	(5,343)
Cash provided by (used in) financing activities	(1,859)	(5,879)
Effect of foreign exchange on cash balances	600	(6,104)
Net increase (decrease) in cash and cash equivalents during the period	6,523	(19,840)
Cash and cash equivalents, beginning of the period	44,106	54,748
Cash and cash equivalents, end of the period	50,629	34,908
Cash and cash equivalents:
Cash	44,855	29,781
Short-term deposits	5,774	5,127
	50,629	34,908

The accompanying notes form part of the consolidated financial statements

26

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

1	Corporate information

Sprott Inc. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2	Summary of significant accounting policies

Statement of compliance

These interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) in effect as at March 31, 2021, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgement and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgements and estimates are described in Note 2 of the December 31, 2020 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2021.

The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on May 6, 2021 and include all subsequent events up to that date.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations (“subsidiaries”) are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

The Company records third-party interests in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in Other expenses (credits).

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

27

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP (“SAM”);

•	Sprott Capital Partners LP (“SCP”);

•	Sprott Asia LP (“Sprott Asia”) and Sprott Korea Corporation (“Sprott Korea”);

•	Sprott U.S. Holdings Inc. (“SUSHI”), parent of: (1) SGRIL Holdings Inc. (“SGRIL Holdings”); (2) Sprott Global Resource Investments Ltd. (“SGRIL”); (3) Sprott Asset Management USA Inc. (“SAM US”); and (4) Resource Capital Investment Corporation (“RCIC”). Collectively, the interests of SUSHI are referred to as “Global” in these financial statements;

•	Sprott Resource Lending Corp. (“SRLC”); and

•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the “Trust”).

Other accounting policies

All other accounting policies, judgments, and estimates described in the December 31, 2020 annual audited consolidated financial statements have been applied consistently to these interim financial statements unless otherwise noted.

28

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

3	Short-term investments

Primarily consist of equity investments in public and private entities we receive as consideration during lending, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Mar. 31, 2021	Dec. 31, 2020

Public equities and share purchase warrants	FVTPL	8,270	6,751
Fixed income securities	FVTPL	742	731
Private holdings	FVTPL	1,989	1,993
Total short-term investments		11,001	9,475

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments on the consolidated statements of operations and comprehensive income.

4	Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Mar. 31, 2021	Dec. 31, 2020

Co-investments in funds	FVTPL	61,579	82,467
Total co-investments		61,579	82,467

Gains and losses on co-investments in funds are included in the gain (loss) on investments on the consolidated statements of operations and comprehensive income.

29

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

5	Other assets, income, expenses and non-controlling interest

Other assets

Consist of the following (in thousands $):

	Mar. 31, 2021	Dec. 31, 2020

Digital gold strategies(1)	11,560	11,518
Fund recoveries and investment receivables	6,439	6,043
Assets attributable to non-controlling interests	3,271	3,518
Prepaid expenses	1,425	2,316
Other(2)	2,408	1,919
Total other assets	25,103	25,314

(1)	Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in gain (loss) on investments on the consolidated statements of operations and comprehensive income.
(2)	Includes miscellaneous third-party receivables.

Other income

Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2021	Mar. 31, 2020

Investment income (1)	284	113
Income attributable to non-controlling interest	19	—
Total other income	303	113
(1)	Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses (credits)

Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2021	Mar. 31, 2020

Costs related to energy assets	—	798
Foreign exchange (gain) loss	(346)	(2,214)
Increase in contingent consideration related to the Acquisition (1)	4,449	—
Other (2)	815	335
Total other expenses (credits)	4,918	(1,081)
(1)	During the quarter, the contingent consideration was successfully renegotiated, re-measured and settled as part of the previously announced amendment to the purchase agreement.

(2)	Includes net income attributable to non-controlling interest of $19 thousand for the three months ended March 31, 2021 (3 months ended March 31, 2020 - $Nil) as well as non-recurring professional fees and transaction costs.

30

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Non-controlling interest

Non-controlling interest consist of third-party interest in our consolidated co-investments in funds. The following table provide a summary of amounts attributable to this non-controlling interest:

	Mar. 31, 2021	Dec. 31, 2020

Assets	3,271	3,518
Liabilities - current(1)	(42)	(640)
Liabilities - long-term(1)	(3,229)	(2,878)

(1)	Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

31

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

6	Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2019	132,251	103,470	36,308	272,029
Additions	—	36,107	—	36,107
Net exchange differences	—	6,454	198	6,652
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	—	—	—
Net exchange differences	—	2,250	151	2,401
At Mar 31, 2021	132,251	148,281	36,657	317,189

Accumulated amortization
At Dec. 31, 2019	(113,102)	—	(25,700)	(138,802)
Amortization charge for the year	—	—	(869)	(869)
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the period	—	—	(230)	(230)
At Mar 31, 2021	(113,102)	—	(26,799)	(139,901)

Net book value at:
Dec. 31, 2020	19,149	146,031	9,937	175,117
Mar. 31, 2021	19,149	148,281	9,858	177,288

32

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Impairment assessment of goodwill

The Company has identified 5 cash generating units (“CGU”) as follows:

•	Exchange listed products

•	Managed equities

•	Lending

•	Brokerage

•	Corporate

As at March 31, 2021, the Company had allocated $19.1 million (December 31, 2020 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.

Impairment assessment of indefinite life fund management contracts

As at March 31, 2021, the Company had indefinite life intangibles related to fund management contracts of $148.3 million (December 31, 2020 - $146 million). There were no indicators of impairment as at March 31, 2021.

Impairment assessment of finite life fund management contracts

As at March 31, 2021, the Company had exchange listed fund management contracts within the exchange listed products CGU of $9.9 million (December 31, 2020 - $9.9 million). There were no indicators of impairment as at March 31, 2021.

33

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

7	Shareholders’ equity

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in the interim financial statements for periods before May 28, 2020, reflect retrospective treatment of this share consolidation.

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2019	24,417,639	407,900
Shares acquired for equity incentive plan	(128,304)	(2,514)
Issuance of share capital on purchase of management contracts	104,720	2,500
Shares released on vesting of equity incentive plan	248,883	4,361
Issuance of share capital on exercise of stock options	150,000	5,159
Shares acquired and cancelled under normal course issuer bid	(112,343)	(2,024)
Issuance of share capital on conversion of RSU	103,269	2,231
Issuance of share capital under dividend reinvestment program	5,501	145
At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(6,400)	(243)
Issuance of share capital to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	14,322	369
Issuance of share capital on conversion of RSUs and other share based considerations	45,833	796
Issuance of share capital under dividend reinvestment program	744	33
At Mar. 31, 2021	24,936,887	421,713

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans’ expense; and additional purchase consideration.

Stated value (in thousands $)
At Dec. 31, 2019	43,160
Stock-based compensation	4,517
Issuance of share capital on conversion of RSUs	(2,231)
Share-based contingent consideration related to the Acquisition	4,879
Released on exercise of stock option plan	(2,655)
Released on vesting of common shares for equity incentive plan	(4,361)
At Dec. 31, 2020	43,309
Issuance of share capital to settle contingent consideration	(4,879)
Shares released on vesting of common shares for equity incentive plan	(369)
Stock-based compensation	582
Issuance of share capital on conversion of RSUs	(796)
At Mar. 31, 2021	37,847

34

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Stock option plan

The Company has an option plan (the “Plan”) intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan (“EIP”) cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company’s common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued or exercised during the three months ended March 31, 2021 (three months ended March 31, 2020 - Nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)
Options outstanding, Dec. 31, 2019	327,500	25.70
Options exercisable, Dec. 31, 2019	257,500	26.00
Options outstanding, Dec. 31, 2020	162,500	23.61
Options exercisable, Dec. 31, 2020	162,500	23.61
Options outstanding, Mar. 31, 2021	162,500	23.61
Options exercisable, Mar. 31, 2021	162,500	23.61

Options outstanding and exercisable as at March 31, 2021 are as follows:

Exercise price (CAD $)	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
23.30	150,000	4.8	150,000
27.30	12,500	5.1	12,500
23.30 to 27.30	162,500	4.8	162,500

35

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units (“RSUs”), the resulting common shares of which will be issued from treasury.

There were no RSUs granted during the three months ended March 31, 2021 (three months ended March 31, 2020 - 65,279). The Trust acquired 6,400 shares in the three months ended March 31, 2021 (three months ended March 31, 2020 - 122,304 shares).

Number of common shares
Common shares held by the Trust, Dec. 31, 2019	895,438
Acquired	128,304
Released on vesting	(248,883)
Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	6,400
Released on vesting	(14,322)
Unvested common shares held by the Trust, Mar. 31, 2021	766,937

Of the $22.6 million compensation expense for the three months ended March 31, 2021, $0.6 million relates to stock-based compensation, details of which are presented in the table below (in thousands $):

	For the three months ended
	Mar. 31, 2021	Mar. 31, 2020
Stock option plan	—	10
EIP	582	545
Total stock-based compensation	582	555

36

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended

	Mar. 31, 2021	Mar. 31, 2020

Numerator (in thousands $):
Net income - basic and diluted	3,221	1,062

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,654	25,415
Weighted average number of unvested shares purchased by the Trust	(763)	(876)
Weighted average number of common shares - basic	24,891	24,539
Weighted average number of dilutive stock options	163	300
Weighted average number of unvested shares under EIP	873	876
Weighted average number of common shares - diluted	25,927	25,715

Net income per common share
Basic	0.13	0.04
Diluted	0.12	0.04

Capital management

The Company’s objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company’s new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company’s invested capital that will result in dividend payments to shareholders.

The Company’s capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada (“IIROC”), SAM is a registrant of the Ontario Securities Commission (“OSC”) and the U.S. Securities and Exchange Commission (“SEC”), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority (“FINRA”). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at March 31, 2021 and 2020, all entities were in compliance with their respective capital requirements.

37

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

8	Income taxes

The major components of income tax expense are as follows (in thousands $):

	For the three months ended

	Mar. 31, 2021	Mar. 31, 2020

Current income tax expense (recovery)
Based on taxable income of the current period	3,023	761
Total current income tax expense	3,023	761
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(312)	1,104
Total deferred income tax expense (recovery)	(312)	1,104
Income tax expense reported in the consolidated statements of operations	2,711	1,865

Taxes calculated on the Company’s earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the three months ended

	Mar. 31, 2021	Mar. 31, 2020

Income before income taxes	5,932	2,927
Tax calculated at domestic tax rates applicable to profits in the respective countries	1,574	787
Tax effects of:
Non-deductible stock-based compensation	45	25
Non-taxable capital (gains) and losses	303	939
Intangibles	19	33
Non-capital losses and other temporary differences not benefited previously	585	(22)
Rate differences and other	185	103
Tax charge	2,711	1,865

The weighted average statutory tax rate was 26.5% (March 31, 2020 - 26.9%). The Company has $6 million of capital tax losses from prior years that will begin to expire in 2022. The benefit of these capital losses has not been recognized.

38

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company’s deferred income tax assets and liabilities is as follows (in thousands $):

For the three months ended March 31, 2021

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Mar. 31, 2021
Deferred income tax assets
Stock-based compensation	3,821	(123)	58	3,756
Non-capital and capital losses	2,270	(645)	30	1,655
Other	435	222	11	668
Total deferred income tax assets	6,526	(546)	99	6,079

Deferred income tax liabilities
Fund management contracts	9,446	(465)	142	9,123
Unrealized gains (losses)	118	(404)	(2)	(288)
Other	(16)	11	2	(3)
Total deferred income tax liabilities	9,548	(858)	142	8,832
Net deferred income tax assets (liabilities) (1)	(3,022)	312	(43)	(2,753)

For the year ended December 31, 2020

	Dec. 31, 2019	Recognized in income	Exchange rate differences	Dec. 31, 2020
Deferred income tax assets
Stock-based compensation	4,117	(368)	72	3,821
Non-capital and capital losses	3,432	(1,195)	33	2,270
Other	247	230	(42)	435
Total deferred income tax assets	7,796	(1,333)	63	6,526

Deferred income tax liabilities
Fund management contracts	6,809	2,360	277	9,446
Unrealized gains (losses)	(910)	997	31	118
Other	40	(9)	(47)	(16)
Total deferred income tax liabilities	5,939	3,348	261	9,548
Net deferred income tax assets (liabilities) (1)	1,857	(4,681)	(198)	(3,022)

(1)	Deferred tax assets of $1.6 million (December 31, 2020 - $1.7 million) and deferred tax liabilities of $4.3 million (December 31, 2020 - $4.8 million) are presented on the balance sheet net by legal jurisdiction.

39

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

9	Fair value measurements

The following tables present the Company’s recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2021 and December 31, 2020 (in thousands $).

Short-term investments

Mar. 31, 2021	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	5,633	2,475	162	8,270
Fixed income securities	—	742	—	742
Private holdings	—	—	1,989	1,989
Total net recurring fair value measurements	5,633	3,217	2,151	11,001

Dec. 31, 2020	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	5,101	1,379	271	6,751
Fixed income securities	—	731	—	731
Private holdings	—	—	1,993	1,993
Total net recurring fair value measurements	5,101	2,110	2,264	9,475

Co-investments

Mar. 31, 2021	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	61,579	—	61,579
Total net recurring fair value measurements	—	61,579	—	61,579

Dec. 31, 2020	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	76,026	6,441	82,467
Total net recurring fair value measurements	—	76,026	6,441	82,467

40

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Other assets

Mar. 31, 2021	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	11,560	11,560
Total net recurring fair value measurements	—	—	11,560	11,560

Dec. 31, 2020	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	11,518	11,518
Total net recurring fair value measurements	—	—	11,518	11,518

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2021
Share purchase warrants	271	(64)	—	(45)	162
Private holdings	1,993	—	—	(4)	1,989
	2,264	(64)	—	(49)	2,151

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Private holdings	1,864	—	(15)	144	1,993
Fixed income securities	766	(783)	—	17	—
Share purchase warrants	—	271	—	—	271
	2,630	(512)	(15)	161	2,264

41

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

Co-investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2021
Co-investments in funds	6,441	(6,441)	—	—	—
	6,441	(6,441)	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Co-investments in funds	4,530	1,628	—	283	6,441
	4,530	1,628	—	283	6,441

Other assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2021
Digital gold strategies	11,518	—	—	42	11,560
	11,518	—	—	42	11,560

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Digital gold strategies	18,913	500	—	(7,895)	11,518
	18,913	500	—	(7,895)	11,518

During the three months ended March 31, 2021, the Company transferred public equities of $Nil (December 31, 2020 - $0.5 million) from Level 2 to Level 1 within the fair value hierarchy. For the three months ended March 31, 2021, the Company purchased level 3 investments of $Nil (December 31, 2020 - $2.1 million). For the three months ended March 31, 2021, the Company transferred $Nil (December 31, 2020 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the three months ended March 31, 2021, the Company transferred $0.1 million (December 31, 2020 -$0.3 million) from level 2 to level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants. For the three months ended March 31, 2021, the Company transferred $6.5 million (December 31, 2020 - $0.8 million) from Level 3 to Level 2 within the fair value hierarchy.

42

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.7 million (December 31, 2020 - $1 million).

Financial instruments not carried at fair value

The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

10	Dividends

The following dividends were declared by the Company during the three months ended March 31, 2021:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	0.25	6,426
Dividends (1)			6,426

(1)	Subsequent to quarter end, on May 6, 2021, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2021. This dividend is payable on June 1, 2021 to shareholders of record at the close of business on May 17, 2021.

43

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

11	Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange listed products (reportable), which provides management services to the Company’s closed-end physical trusts and exchange traded funds (“ETFs”), both of which are actively traded on public securities exchanges;

•	Managed equities (reportable), which provides asset management and sub-advisory services to the Company’s branded funds, fixed-term LPs and managed accounts;

•	Lending (reportable), which provides lending and streaming activities through limited partnership vehicles as well as through direct lending activities using the Company’s balance sheet;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company’s subsidiaries;

•	All other segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm’s length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company’s segments (in thousands $):

For the three months ended March 31, 2021

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	11,942	2,666	9,579	14,290	271	1,003	39,751
Total expenses	2,623	9,268	6,042	9,796	4,721	1,369	33,819
Income (loss) before income taxes	9,319	(6,602)	3,537	4,494	(4,450)	(366)	5,932
Adjusted base EBITDA	9,711	2,837	1,594	4,562	(4,114)	15	14,605

44

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

For the three months ended March 31, 2020

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	6,877	1,552	5,175	5,096	(2,202)	481	16,979
Total expenses	934	1,282	(523)	4,936	3,781	3,642	14,052
Income (loss) before income taxes	5,943	270	5,698	160	(5,983)	(3,161)	2,927
Adjusted base EBITDA	5,282	2,053	2,038	953	(2,555)	416	8,187

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary’s country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended

	Mar. 31, 2021	Mar. 31, 2020
Canada	36,811	13,801
United States	2,940	3,178
	39,751	16,979

45

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three months ended March 31, 2021 and 2020

12	Loan facility

As at March 31, 2021, the Company had $22 million (December 31, 2020 - $17 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was primarily to fund the cost of the Acquisition.

The company has access to a credit facility of $70 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at March 31, 2021, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, $70 million revolver with “bullet maturity” December 14, 2025

Interest Rate

•	Prime rate + 0 bps or;

•	Banker acceptance rate + 170 bps

Covenant Terms

•	Minimum AUM: 70% of AUM on November 13, 2020

•	Debt to EBITDA less than or equal to 2.5:1

•	EBITDA to interest expense more than or equal to 2.5:1

13	Commitments and provisions

Besides the Company’s long-term lease agreement, there are commitments to make investments in the net investments portfolio of the Company. As at March 31, 2021, the Company had $10 million in co-investment commitments from the lending segment, all due within one year (December 31, 2020 - $4.6 million).

46

Corporate Information

Head Office	Legal Counsel
Sprott Inc.	Stikeman Elliot LLP
Royal Bank Plaza, South Tower	5300 Commerce Court West
200 Bay Street, Suite 2600	199 Bay Street
Toronto, Ontario M5J 2J1, Canada	Toronto, Ontario M5L 1B9
T: 416.943.8099
1.855.943.8099	Auditors
KPMG LLP
Directors & Officers	Bay Adelaide Centre
Ronald Dewhurst, Chairman	333 Bay Street, Suite 4600
Rick Rule, Director	Toronto, Ontario M5H 2S5
Sharon Ranson, FCPA, FCA, Director
Graham Birch, Director	Investor Relations
Rosemary Zigrossi, Director	Shareholder requests may be directed to
Peter Grosskopf, Chief Executive Officer and Director	Investor Relations by e-mail at ir@sprott.com
Whitney George, President	or via telephone at 416.943.8099
Kevin Hibbert, FCPA, FCA, Chief Financial Officer	or toll free at 1.855.943.8099
Arthur Einav, Corporate Secretary
US Transfer Agent and Registrar	Stock Information
Sprott Inc. common shares are traded on the
Continental Stock Transfer & Trust Company	New York Stock Exchange and Toronto Stock
1 State Street 30th Floor	Exchange under the symbol “SII”
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar
TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com